FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Reports Second Quarter 2003 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    December 18, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Reports Second Quarter 2003 Financial Results

Vancouver, BC, CANADA, December 12, 2002 - Micrologix Biotech Inc. (Toronto: MBI; OTC: MGIXF) reports financial results for the second quarter ended October 31, 2002 and provides an update on Company activities:

Financial Results
- Loss for the quarter was $2.5 million ($0.07 per common share) compared with a loss of $4.6 million ($0.12 per common share) for the quarter ended October 31, 2001 ("Q2/02"). The quarterly loss is in line with our expectation of $3.0 million per quarter prior to initiation of the MBI 594AN Phase IIb trial. The loss for the six months ended October 31, 2002 ("YTD Fiscal 2003") is $4.0 million ($0.10 per common share) compared with $9.2 million ($0.24 per common share) for the same period in Fiscal 2002 ("YTD Fiscal 2002").
- The significant decrease in loss is principally attributable to the revenues generated pursuant to the collaboration and licensing agreement signed in the first quarter with Fujisawa Healthcare, Inc. and the reduction in research and development expenditures primarily related to the MBI 226 Phase III trial.
- Net working capital at October 31, 2002 was $27.4 million compared with $32 million at July 31, 2002 - the $4.6 million reduction in net working capital during the quarter includes approximately $1.7 million in licensing and acquisition expenditures related to the expansion of our product development pipeline.
- Ended the quarter with $28.2 million cash, cash equivalents and short-term investments. The financing with Biotechnology Value Fund, L.P., subsequent to the end of the quarter, increased our current cash position to approximately $33 million.
"With our reduced burn and the recent investment by Biotechnology Value Fund, we have been able to maintain a strong cash position, with over two years of cash", stated Art Ayres, Chief Financial Officer of Micrologix. "This has allowed us to capitalize on opportunities to make several strategic acquisitions, which have greatly increased the depth and breadth of our product pipeline."

Company Update
- Enrollment in the MBI 226 Phase III trial currently exceeds 1300 patients. Enrollment is planned to be completed in the first quarter of calendar 2003 with results expected during the third quarter of calendar 2003.
- The MBI 594AN Phase IIb acne clinical trial will commence in the first quarter of calendar 2003. The protocol for this study is powered for statistical significance, includes a planned enrollment of approximately 240 patients, and is randomized for patients to receive either a 2.5% active solution, a 1.25% active solution, or the vehicle (placebo) alone, for 12 weeks. The study is forecast to be completed by the fourth quarter of calendar 2003.
- Acquired portfolio of anti-viral technologies and product candidates including a Phase I human clinical product candidate focused on the treatment of diseases associated with Human Papillomavirus (HPV) such as genital warts.
- Began planning the validation program for the Hepatitis C Virus (HCV) assay technology aimed at advancing the technology to licensing status. If successful, the technology could be available for licensing in 2004.

Selected Financial Highlights

BALANCE SHEETS
Unaudited - In Thousands of Canadian dollars
	October 31, 2002	April 30, 2002
Assets
Cash and cash equivalents	$ 2,383	$ 4,607
Short-term investments	25,775	35,281
Other current assets	3,201	592
Total current assets	$31,359	$40,480
Capital assets	1,402	1,556
Intangible assets	3,472	720
Total assets	$36,233	$42,756
Liabilities & Shareholders' Equity
Current liabilities	$ 3,961	$ 7,507
Deferred revenue, non-current portion	933	-
Shareholders' equity	31,339	35,249
Total liabilities and shareholders' equity	$36,233	$42,756
STATEMENTS OF LOSS AND DEFICIT Unaudited - In Thousands Canadian dollars (except per share amounts)	Three months ended October 31		Six months ended October 31
	2002	2001	2002	2001

Revenue
Licensing	$ 114	$ -	$ 142	$ -
Research and development collaboration	2,181	-	3,920	-
Interest	268	597	598	$ 1,263
	$ 2,563	$ 597	$ 4,660	$ 1,263

Expenses
Research and development	3,698	3,965	6,182	8,166
General and corporate	1,182	1,042	2,093	1,917
Amortization	197	167	357	330
Write-down of intangible assets	-	-	-	40
	$ 5,077	$ 5,174	$ 8,632	$ 10,453

Loss for the period	$ (2,514)	$ (4,577)	$(3,972)	$ (9,190)

Deficit, beginning of period	(62,678)	(45,922)	(61,220)	(41,309)
Deficit, end of period	$(65,192)	$(50,499)	$(65,192)	$(50,499)

Basic and diluted loss per common share	$(0.07)	$(0.12)	$(0.10)	$(0.24)
Weighted average common shares outstanding (000's)	38,355	38,287	38,311	38,237

STATEMENTS OF CASH FLOWS Unaudited - In Thousands of Canadian dollars

Loss for the period	$ (2,514)	$ (4,577)	$(3,972)	$ (9,190)
Loss not affecting cash:
Amortization	197	167	357	330
Stock-based compensation	19	-	19	-
(Gain) loss on disposal/write-down of assets	(9)	27	(6)	87
Changes in non-cash working capital items relating to operating activities	(5,004)	(301)	(5,478)	1,049
Cash flows used in operating activities	$ (7,311)	$ (4,684)	$(9,080)	$ (7,724)

Cash flows (used in) provided by financing activities	(576)	-	(576)	30

Funds from (purchases of) short-term investments	4,447	560	9,339	(979)
Purchases of capital assets	(48)	(120)	(133)	(241)
Intangible asset expenditures	(1,117)	(49)	(1,787)	(124)
Proceeds on disposal of capital assets	13	-	13	-
Cash flows provided by (used in) investing activities	$ 3,295	$ 391	$7,432	$(1,344)

Increase (decrease) in cash & cash equivalents	$ (4,592)	$ (4,293)	$ (2,224)	$ (9,038)
Cash & cash equivalents, beginning of period	6,975	5,208	4,607	9,953
Cash & cash equivalents, end of period	$ 2,383	$ 915	$ 2,383	$ 915

Licensing and collaboration revenues were approximately $2.3 million for the quarter ($nil for Q2/02) and are $4.1 million for YTD Fiscal 2003 ($nil for YTD Fiscal 2002). These revenues were realized pursuant to the MBI 226 collaboration and licensing agreement with Fujisawa. Interest income has declined as a result of lower average cash balances available for investment and also declining interest rates.

Research and development expenses decreased to $3.7 million for the quarter compared to $4.0 million in Q2/02 and decreased to $6.2 million for YTD Fiscal 2003 ($8.2 million for YTD Fiscal 2002). This decrease is principally due to lower clinical development costs associated with the MBI 226 Phase III clinical trial. General and corporate expenses increased to $1.2 million for the quarter compared to $1.0 million in Q2/02 and are $2.1 million for YTD Fiscal 2003 ($1.9 million for YTD Fiscal 2002). This increase is principally due to increase in personnel.

The $11.7 million decrease in cash, cash equivalents and short-term investments since April 30, 2002 consists primarily of the $4.0 million loss for YTD Fiscal 2003, $1.9 million in asset acquisitions (cash component), $4.4 million decrease in accounts payable and accrued liabilities, $2.5 million increase in amounts receivable relating principally to research and development collaboration revenue which is billed quarterly, and $0.6 million paid on redemption of 400,000 Series A preferred shares less $1.4 million of deferred revenue related to the upfront MBI 226 license fee.

There are currently 47,372,159 common shares (October 31, 2002: 39,522,159; April 30, 2002: 39,474,059) and 1,350,000 convertible redeemable preferred shares (October 31, 2002: 1,350,000; April 30, 2002: nil) issued and outstanding. The preferred shares were issued as part of the acquisition of two preclinical programs in May 2002 and at the Company's option are either redeemable for cash or convertible into common shares (US$1 per share). During the quarter 400,000 Series A preferred shares were redeemed by payment of US$400,000. The remaining Series A and Series B preferred shares are redeemable/convertible following the achievement of specific development milestones.

About Micrologix
Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation.

"Jim DeMesa"

James DeMesa, MD
President & CEO

Investor & Media Relations Contacts:

Jonathan Burke
Micrologix Biotech Inc.
Telephone: 604-221-9666 Extension 241
Toll Free: 1-800-665-1968
Email: jburke@mbiotech.com

Gino De Jesus/ Dian Griesel, Ph.D
The Investor Relations Group
Telephone: 212-825-3210
Email: theproteam@aol.com

Conference Call
Investors, analysts and the media are invited to participate in a conference call today (December 12, 2002) at 4:30 p.m. ET (1:30 p.m. PT) to discuss this announcement. Please telephone 1-800-273-9672 (U.S. and Canada) or (416) 695-5806 (Toronto area callers). A replay of this call will be available from December 13 at 8:00 a.m. ET through December 28, 2002. The playback number is: 1-800-408-3053, reservation number 1318068 or 416-695-5800, reservation number 1318068.The call will also be web cast at www.mbiotech.com.

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to initiation of the next clinical trial for MBI 594AN in Q1 2003; results of the Phase III trial of MBI 226 in Q3 2003; and successful development of the HCV Replication Assay program. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; dependence on corporate collaborations; management of growth; future capital needs; uncertainty of future funding; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.